BD 3/27



07004731

...GE COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.
5)

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASH. D.C. 151 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric J Carr (212) 648-0880
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Eric J Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Eric J Carr
Title: President

Notary Public

REBA F. HUFF
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Sept. 5, 2008

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.
(A Subsidiary of JPMorgan Chase & Co.)
Index
Year Ended December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Institutional Investment, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2007

JPMorgan Institutional Investments, Inc
(A Subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 51,061,364
Receivable from affiliates	772,353
Receivable, other	2,687,797
Other assets	1,544,339
Total assets	$ 56,065,853
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 466,054
Income taxes payable, net	1,276,535
Payable to affiliates	1,137,696
Accounts payable and accrued expenses	802,788
Total liabilities	3,683,073
Subordinated borrowings	10,000,000
Stockholder's equity	
Common stock, (par value $1; 100 shares authorized, issued and outstanding)	100
Additional paid in capital	137,716,365
Accumulated deficit	(95,333,685)
Total stockholder's equity	42,382,780
Total liabilities and stockholder's equity	$ 56,065,853

The accompanying footnotes are an integral part of this statement of financial condition.

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holding LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is registered as an investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells and distributes mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exception from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Business Changes and Developments

On November 18, 2006, the Company sold its former IRA and rollover account business to an affiliate. In conjunction with this transaction, the Company received $1,542,982 from the affiliate. This transaction occurred between two entities under common control and, accordingly, the consideration received was recorded as an increase to stockholder's equity.

In 2006, the Company began providing investment advisory services to 401K plan participants for various plan sponsors. In conjunction with this service, the Company receives asset-based fees recorded as investment management fee income in the statement of income. The Company contracts with a third party to provide sub-advisory services to the plan participants.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue and Expenses

Rule 12b-1 fees are determined based on the average daily net assets of the mutual funds and are accrued monthly. Commissions related to the IRA rollover account business that was sold in November 2006 to an affiliate (Note 1) were recorded on a trade-date basis.

Advisory fees represent asset based fees and are accrued monthly and billed quarterly.

The Company contracts with a third party to provide sub-advisory services. The fees paid to the third party represent approximately 50% of the investment management fee income earned by the Company.

Registration fees represent license fees paid to the NASD on behalf of the Company's registered sales representatives and investment advisors.

Cash and Cash Equivalents
Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Other Assets
Other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the consolidated Federal, New York State, New York City and other state tax returns filed by JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

3. Related Parties

At December 31, 2006, all cash was held at one financial institution, which is a related party of the Company. Cash equivalents of $50,410,303 are invested in JPMorgan Prime Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives, plus 10%. In addition, the Company has service agreements with affiliates whereby the Company pays for services rendered in conjunction with the administration and servicing of customer and vendor relationships.

Certain management, accounting and other costs incurred by JPMorgan Chase and its other subsidiaries are allocated proportionately based on an agreed methodology.

4. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated borrowing agreement with JPMorgan Securities Inc. providing for maximum borrowings of $35,000,000. At December 31, 2006, $10,000,000 was borrowed under this subordinated borrowing agreement. The agreement has been approved by the NASD and, therefore, borrowings under the agreement qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may be repaid only if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. This subordinated agreement matures June 30, 2010, and bears interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points.

5. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

Pension and Other Postretirement Benefit Plans
The Company's employees participate in the JPMorgan Chase U.S. qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans

sponsored by JPMorgan Chase Bank N.A. In addition, through JPMorgan Chase, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirements for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of the Company.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis have been included in the 2006 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2006 Annual Report of JPMorgan Chase & Co. for further disclosure.

6. Income Taxes

The significant components of deferred tax assets relate primarily to compensation expenses.

At December 31, 2006, the Company had a deferred tax asset of $188,960 and current tax liability of $1,465,495. As the Company settles current and deferred income taxes on a net basis with JPMorgan Chase, these are recorded net on the statement of financial condition.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2006, the Company had net capital, as defined under Rule 15c3-1, of $46,370,084 and excess net capital of $46,120,084.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.


END